UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2016

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: September 29, 2016

CAMTEK LTD.
___________________________________________

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON NOVEMBER 3, 2016

You are cordially invited to attend, and notice is hereby given of, the 2016 Annual General Meeting of Shareholders (the "Meeting") of Camtek Ltd. (the "Company") to be held at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, on Thursday, November 3, 2016 at 10:00 AM (Israel time) for the following purposes:

A)	To re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to serve on the Board of Directors of the Company until the conclusion of the 2017 annual general meeting of shareholders;
B)	To authorize the Chairman of the Board of Directors of the Company, Mr. Rafi Amit, to continue to assume the responsibilities of the Company's Chief Executive Officer;
C)	To approve amendments to the Company's Compensation Policy;
D)	To approve amendments to the Company's Articles of Association; and
E)	To re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors for the fiscal year ending December 31, 2016 and until the 2017 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

In the Meeting, you will also have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the year ended December 31, 2015; this item will not involve a vote of the shareholders.

Only shareholders of record at the close of business day on Thursday, October 6, 2016, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience so that it will be received by the Company no later than 4 hours prior to the Meeting (i.e. 6:00 AM Israel time on November 3, 2016). Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE"), and intends to vote his or her shares either in person or by proxy, must deliver to the Company, no later than 4 hours prior to the Meeting (i.e. 6:00 AM Israel time on November 3, 2016), an ownership certificate confirming his or her ownership of the Company's shares on the record date, which certificate must be approved by a recognized financial institution (i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended). Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder has so requested. Such a request must be made in advance of the abovementioned deadline for submission deadline for submission of ownership certificate for a particular securities account. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to 6 hours before the time fixed for the Meeting (i.e., 4:00 AM Israel time on November 3, 2016). You should request instructions about electronic voting from the TASE member through which you hold your shares.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting. If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

By Order of the Board of Directors,

RAFI AMIT

Active Chairman of the Board of Directors & Chief Executive Officer

September 29, 2016

- ii -

__________________

PROXY STATEMENT

CAMTEK LTD.
________________

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 3, 2016

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels ("NIS") 0.01 nominal (par) value per share (the "Ordinary Shares" or "Shares"), of Camtek Ltd. ("we", "Camtek" or the "Company") in connection with the solicitation by the Board of Directors of the Company (the "Board") of proxies for use at the Company's 2016 Annual General Meeting of Shareholders, or at any postponement or adjournment thereof  (the "Meeting").

The Meeting will be held on Thursday, November 3, 2016, at 10:00 AM (Israel time), at the Company's offices, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows: (A) to re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to serve on the Board of the Company until the conclusion of the 2017 annual general meeting of shareholders; (B) to authorize the Chairman of the Board of Directors of the Company, Mr. Rafi Amit, to continue to assume the responsibilities of the Company's Chief Executive Officer; (C) to approve amendments to the Company's Compensation Policy; (D) to approve amendments to the Company's Articles of Association; and (E) to re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors for the fiscal year ending December 31, 2016 and until the 2017 annual general meeting of shareholders, and to authorize the Company’s Board to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

Additionally, at the Meeting, shareholders will have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the year ended December 31, 2015. This item will not involve a vote of the shareholders.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Thursday, October 6, 2016, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.  Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose shares are registered with a member of the TASE, may vote his or her shares either in person or by proxy delivered to the Company, no later than 4 hours prior to the Meeting (i.e., 6:00 AM Israel time on November 3, 2016), together with an ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account.  Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to 6 hours before the time fixed for the Meeting (i.e. no later than 4:00 AM Israel time on November 3, 2016). Shareholders should request instructions about electronic voting from the TASE member through which each shareholder holds his or her shares.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting at a later date; or (iii) voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company not less than 4 hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above.

Proxies for use at the Meeting are being solicited by the Board of the Company. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the Securities and Exchange Commission (the "SEC") on Form 6-K and filed with the Israel Securities Authority.

QUORUM

The presence of 2 or more shareholders, present in person, by proxy, by proxy card or by electronic voting, and holding together Ordinary Shares conferring in the aggregate at least 33 1/3% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to November 10, 2016, at the same time and place. At such adjourned meeting, if a quorum is not present within half an hour from the time appointed for the Meeting, the Meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of September 15, 2016, regarding: (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s issued and outstanding Ordinary Shares; (ii) each "office holder"1, as such term is defined in the Israeli Companies Law, 5759-1999 (the "Companies Law") of the Company (the "Office Holders") known to the Company to beneficially own more than 1% of the Company's issued and outstanding Ordinary Shares; and (iii) all Office Holders of the Company as a group.

The information contained in the table below has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

1 The term "Office Holder" as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title and any manager who is directly subordinated to the chief executive officer.

The shareholders listed below do not have voting rights that are different from any of our other shareholders.

"Number of Ordinary Shares Beneficially Owned" in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days as of September 15, 2016. The Shares that may be issued under these options are deemed to be outstanding for purpose of determining the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other individual or group shown in the table.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned(1)	Percent of Ordinary Shares Beneficially Owned(6)
Priortech Ltd. ("Priortech") (2)	16,319,739	46.17%
Rafi Amit(3)	97,893	0.28%
Yotam Stern(4)	138,200	0.39%

Office Holders as a group (12 persons)(5)	416,345	1.18%

(1)	The total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of September 15, 2016, is 283,345.
(2)
Priortech, our controlling shareholder, is an Israeli public company traded on TASE. As of September 15, 2016, Mr. Rafi Amit, our Active Chairman of the Board and Chief Executive Officer, holds 10.25% of Priortech issued and outstanding share capital, and Mr. Yotam Stern, one of our directors, holds 9.29% of Priortech's issued and outstanding share capital. As a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit and Mr. Stern may be deemed to control Priortech.

(3)
Mr. Amit directly owns 24,560 of our Ordinary Shares. In addition, as Mr. Amit may be deemed to control Priortech (see footnote 2), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Amit disclaims such beneficial ownership of such Shares.

(4)
Mr. Stern directly owns 108,200 of our Ordinary Shares. In addition, as Mr. Stern may be deemed to control Priortech (see footnote 2), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Stern disclaims such beneficial ownership of such Shares.

(5)
Our office holders as a group directly own 133,000 of our Ordinary Shares (and 283,345 options which have vested or will vest within 60 days as of September 15, 2016). Each of our office holders, other than Messrs. Amit and Stern (including their beneficial interest in Ordinary Shares owned by Priortech), beneficially owns less than 1% of our outstanding Ordinary Shares (including options held by each such person which have vested or will vest within 60 days as of September 15, 2016) and have therefore not been listed separately.

(6)	Based upon 35,348,176 Ordinary Shares issued and outstanding as of September 15, 2016.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2015, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Individual Compensation of Covered Office Holders" in our Annual Report for 2015 on Form 20-F which was filed with the SEC on March 21, 2016 (the "2015 Annual Report").

ITEM A

RE-ELECTION OF DIRECTORS

Background

Under the Company's Articles of Association, the Board is to consist of not less than five (5) and not more than ten (10) directors. The Board is currently comprised of five (5) members, three (3) of whom are serving terms that expire at the conclusion of the Meeting. The other two members of the Board serve as external directors under the provisions of the Companies Law, and were elected for a fixed term of three years which expire on September 12, 2018.

Directors (other than external directors) are elected at each annual general meeting for a term of approximately one year, commencing upon their appointment by our shareholders and ending at the conclusion of the next annual general meeting of shareholders.

General

Re-election

Following the recommendation of such nominees to the Board by the Company's independent directors, in accordance with Nasdaq Marketplace Rules (the "Nasdaq Rules"), it is proposed that Mr. Rafi Amit, Mr. Yotam Stern and Mr. Eran Bendoly be re-elected as directors (as Mr. Bendoly is considered an independent director under the Nasdaq Rules, he did not participate in the recommendation with respect to his nomination). If re-elected, Mr. Amit, Mr. Stern and Mr. Bendoly will each serve for a term of approximately one year, until the conclusion of the 2017 annual general meeting of the Company's shareholders.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his election, specifying that he has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his duties as such. The Company has received a declaration from each of the nominees, confirming that he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company. The Company is not aware of any reason why any of the three nominees, if re-elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the proposed nominees.

The following are brief biographies of each of the three nominees, based upon the records of the Company and information furnished by the nominee:

Rafi Amit has served as our Active Chairman of the Board since August 2010 and also as our Chief Executive Officer since January 2014. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion – Israel Institute of Technology.

Yotam Stern has served on our Board since 1987 (and served as the Chairman of our Board from May 2009 until August 2010). From 2001 until 2012 Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern previously served as the Chief Financial Officer of Priortech, and he has served as a director of Priortech since 1985 and as its Chief Executive Officer since 2004. As of November 2012 Mr. Stern also serves as Chief Executive Officer of PCB Technologies Ltd., an affiliate of the Company which is controlled by Priortech. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Eran Bendoly has served on our Board since November 2000. Currently, Mr. Bendoly serves as the Chief Executive Officer of Oliben Ltd., a private business consulting firm. From 2009 to 2012, Mr. Bendoly served as the Chief Financial Officer of Expand Networks Ltd., a leading provider of WAN optimization technology. From 2006 to 2008, Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of 44 Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

Mr. Bendoly is considered an independent director under the Nasdaq Rules and qualifies as a financial expert for purposes of the Sarbanes‑Oxley Act and the Nasdaq Rules.

Cash Remuneration to Mr. Bendoly

Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and employment (as a director or in other capacities in which he is employed with the Company) must generally be consistent with the Company's Compensation Policy, and generally requires the approval of the Compensation Committee, the Board and the shareholders.

While Messrs. Rafi Amit and Yotam Stern do not receive any compensation relating to their service as our directors (for compensation received by Mr. Rafi Amit in his capacity as our Active Chairman of the Board of Directors and Chief Executive Officer, please see Item B below), Mr. Bendoly receives, and will continue to receive, subject to the approval of his re-election as a director of the Company, cash remuneration in the same amounts as were approved in August 2015 to our external directors, when they were re-elected for their fourth term of service as such; These amounts are set in regulations promulgated under the Companies Law (the “Remuneration Regulations"), are based on the classification of the Company according to the amount of its capital, and include annual fee, per-meeting participation fee and reimbursement of travel expenses for participation in a meeting which is held outside of his place of residence, in the following amounts: NIS 70,422 (approximately $18,729) as annual fee, NIS 2,545 (approximately $677) as in-person participation fee, NIS 1,527 (approximately $406) for conference call participation and NIS 1,272.5 (approximately $338) for written resolutions.

As these amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000.

The above-mentioned cash remuneration is in line with the Company's Executives & Directors Compensation Policy (the "Compensation Policy"), according to which each of the Company's non-executive (non-controlling) directors is entitled to receive cash fees which include annual and participation fees. For a discussion regarding the cash remuneration received by each of our external directors, please see "Item 6. Directors, Senior Management and Employees – C. Board Practices – Remuneration of Directors" in our 2015 Annual Report.

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon, is required for the re-election of Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to serve on our Board.

The election of each of these three nominees will be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Mr. Rafi Amit be, and he hereby is, elected to the Board for a term of approximately one year, until the conclusion of the 2017 annual general meeting of shareholders";

"FURTHER RESOLVED, that Mr. Yotam Stern be, and he hereby is, elected to the Board for a term of approximately one year, until the conclusion of the 2017 annual general meeting of shareholders"; and

"FURTHER RESOLVED, that Mr. Eran Bendoly be, and he hereby is, elected to the Board for a term of approximately one year, until the conclusion of the 2017 annual general meeting of shareholders".

The Board recommends a vote FOR approval of the proposed resolutions.

ITEM B

AUTHORIZATION OF THE COMPANY'S ACTIVE CHAIRMAN OF THE BOARD TO
CONTINUE TO ASSUME THE RESPONSIBILITIES OF THE CHIEF EXECUTIVE OFFICER
OF THE COMPANY

Background

In accordance with sections 95(b) and 121(c) of the Companies Law, a public company's chairman of the board may not assume responsibilities otherwise attributed under the Companies Law to the Chief Executive Officer without first obtaining shareholder approval by a special majority (as defined below). Furthermore, shareholders may approve the assumption of said responsibilities for any period not exceeding three years.

General

Effective as of March 27, 2014, all responsibilities of Chief Executive Officer of the Company were formally delegated to Mr. Rafi Amit, in his capacity as the Company's Active Chairman of the Board. Considering the fact that the approval for such assumption will expire on March 26, 2017, we now seek shareholder approval for Mr. Amit’s continued assumption of the chief executive officer responsibilities, for a further term of three years, which shall commence on the date of the Meeting.

As the Company's Active Chairman of the Board, Mr. Amit's responsibilities are set by the Board but generally include responsibility over strategic planning, acquisitions and strategic ventures and alliances, as well as overall direction of the Asian activity of the Company.

For clarification, no amendment is proposed to be made to Mr. Amit's current terms of employment, which were last approved by our shareholders at the 2015 Annual General Meeting, and which will remain in effect – unless earlier amended by our Audit Committee (sitting as Compensation Committee), Board of Directors and shareholders – until August 2018. As a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech, and, since he may be deemed, together with a third party, to control the Company for purposes of the Companies Law, his terms of office and employment must be approved by the Company's shareholders not less than every three years. For further information regarding Mr. Amit's current terms of office and employment please see "Item 6. Directors, Senior Management and Employees – B. Compensation" in our 2015 Annual Report.

In accordance with the provisions of the Companies Law, the Company's Audit Committee (sitting as Compensation Committee) and Board (with Mr. Amit and Mr. Yotam Stern not participating) resolved, in separate resolutions, dated September 29, 2016, that subject to shareholder approval, all responsibilities attributed to the Chief Executive Officer shall continue to be delegated to Mr. Amit in his capacity as Active Chairman of the Board, for a period of three years, commencing on the date of the Meeting and expiring on November 2, 2019, without any change to Mr. Amit's current terms of employment previously approved by the Company's shareholders.

The Company's Audit Committee and Board noted Mr. Amit's tremendous understanding of the markets that Camtek serves and his wealth of experience in commercializing new technologies. Our Audit Committee and Board believe that Mr. Amit's deep knowledge of the PCB sector is crucial for Camtek in its current strategic reorganization of operations with respect to its Functional Inkjet Technology (FIT) activity and its aim to increase the addressable market through significant redesign processes.

Our Audit Committee and Board of Directors also noted the increase in Mr. Amit's scope of services for the Company, from 75% to 90%, and the corresponding decrease in the scope of his services provided to Priortech, approved in August 2015, which resulted from the fact that Mr. Amit had spent most of his time in performing duties that are connected to his role as chief executive officer of Camtek.

If the abovementioned continued delegation of responsibilities to Mr. Amit is not approved by our shareholders, then the current delegation of responsibilities will continue to be in full force and effective until March 26, 2017, the end of the three-year period that commenced on the date of the previous approval by our shareholders for such delegation.

Required Vote

The affirmative vote of the holders of Shares representing a majority of the voting power present at the Meeting and voting on this proposal, in person, by proxy, by proxy card or by electronic voting, is necessary for the approval of the continued assumption of Chief Executive Officer responsibilities by Mr. Amit. In addition, approval must be received by the holders representing at least a majority of the Ordinary Shares voted by shareholders who are neither controlling shareholders nor interested shareholders (i.e., shareholders who have a personal interest in the approval of the proposal), or, alternatively, the holders of Ordinary Shares who are non-controlling shareholders and non-interested shareholders and who voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A person is deemed to have a personal interest if any member of the such person’s immediate family, or the immediate family of such person’s spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Camtek, which is affiliated with you, has a personal interest in the adoption of the proposal. An affiliated company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or from a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders (other than Priortech, Mr. Amit and Mr. Stern) is a controlling shareholder, or has a personal interest in this proposal, and, accordingly, the enclosed form of proxy includes a certification that you are not a controlling shareholder and that you do not have personal interest in this proposal. If you think that you are a controlling shareholder or that you have a personal interest, you need not certify to the contrary in the enclosed form of proxy, and you are kindly requested to contact the Company's Chief Financial Officer, at +972-4-604-8100 or via email at moshee@camtek.co.il for instructions on how to vote your ordinary shares and indicate that you are a controlling shareholder or have a personal interest.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that all responsibilities attributed to the Chief Executive Officer shall continue to be delegated to Mr. Amit in his capacity as Active Chairman of the Board, for a term of three years as of the date hereof".

The Board recommends a vote “FOR" approval of the proposed resolution.

ITEM C

AMENDMENTS TO THE COMPANY'S COMPENSATION POLICY

Background

On October 14, 2013, our shareholders, following the recommendation of the Compensation Committee and the Board, approved the adoption of the Compensation Policy of the Company, which provides a framework for the terms of office and employment of our office holders, including terms such as their base salaries, cash bonuses, equity awards, severance and other benefits, the grant of an exemption from liability, insurance, and rights to indemnification.

The Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board, in order to consider its adequacy, and must be reapproved by the Compensation Committee, Board and shareholders of the Company at least every three years. Our Compensation Policy was last amended and reapproved by our Compensation Committee, Board and shareholders in August 2015.

General

In light of recent changes to the Companies Law and regulations promulgated thereunder, including in connection with terms of office and employment of office holders who are directly subordinated to the chief executive officer, it is proposed to update the Compensation Policy to reflect certain of these changes.

The proposed amendments to the Compensation Policy are marked in the revised version of the Compensation Policy attached to this Proxy Statement as Exhibit A (the "Amended Policy").

The main amendments implemented in the Amended Policy are as follows:

1)	Allowing the Company's Chief Executive Officer to approve insignificant changes in the terms of office and employment of Executives (as defined in the Amended Policy) that are directly subordinated to him, without the need for Compensation Committee approval; provided, however, that such changes are in accordance with the Compensation Policy;

2)	Increasing the cap for the portion of the targets for annual bonuses of Executives (other than our Chief Executive Officer) which may be based on non-measurable criteria, to 50%; and

3)	With respect to our Chief Executive Officer – setting the cap for the portion of the targets for his annual bonuses which may be based on non-measurable criteria, on 50%, provided however, that such portion shall not exceed 3 monthly salaries.

In addition, the Amended Policy includes certain amendments of a clarificatory nature as well as certain deletion of text that was relevant at the time of the Policy's initial adoption and is now removed.

The Company's Audit Committee (in its capacity as Compensation Committee) and Board (with Mr. Amit and Mr. Stern not participating) resolved, in separate resolutions, dated September 29, 2016, to approve the Amended Policy, subject to shareholder approval.  The Audit Committee and Board believe that the Amended Policy will provide the Company with more flexibility in structuring the compensation schemes of its office holders, in accordance with the Company's character, financial position, needs, prospects and strategic goals. Members of the Audit Committee and Board also noted that, despite the fact that the Companies Law currently permits 100% of the targets for annual bonuses of Executives who are directly subordinated to the CEO to be based on non-measurable criteria, Camtek's management has nevertheless recommended – and the Audit Committee and Board approved - to limit the portion of the non-measurable criteria to a maximum of 50% of such targets.

If the above-mentioned amendments to the Compensation Policy are adopted pursuant to the approval of the Company's shareholders as required under the Companies Law, then the date of such adoption shall be deemed to be the date of the adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years thereafter.

If the adoption of the Amended Policy is not approved the Company's shareholders as required Companies Law, then the current Compensation Policy shall continue to be in full force and effect for the duration of the three-year period that commenced on August 5, 2015, the date of its most recent adoption by our shareholders.

Required Vote

The affirmative vote of the holders of Shares representing a majority of the voting power present at the Meeting and voting on this proposal, in person, by proxy, by proxy card or by electronic voting, is necessary for the approval of the Amended Policy. In addition, approval must be received by the holders representing at least a majority of the Ordinary Shares voted by shareholders who are neither controlling shareholders nor interested shareholders (i.e., shareholders who have a personal interest in the approval of the proposal), or, alternatively, the holders of Ordinary Shares who are non-controlling shareholders and non-interested shareholders and who voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

For a complete discussion regarding "control" and "personal interest", and how to indicate that you are not a controlling shareholder and that you do not have a personal interest in this proposed resolution, please see Item B above, under the caption "Required Vote".

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Policy, in the form attached as Exhibit A to the Proxy Statement for the 2016 Annual General Meeting of Shareholders, be, and it hereby is, approved for a term of three years as of the date hereof".

The Board recommends a vote “FOR" approval of the proposed resolution.

ITEM D

AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

Background

Under the Company's existing Articles of Association (the "Articles of Association"), there are references to certain procedures associated with general meetings of shareholders, including with respect to the minimum number of shareholders that should participate in the general meeting in order for such meeting to take place and the permissible ways by which shareholders may participate and vote in such meetings. It is proposed to revise some of these references, as detailed below.

General

The proposed amendments to the Articles of Association are marked in the revised version of the Articles of Association attached to this Proxy Statement as Exhibit B (the "Amended Articles").

The main amendments implemented in the Amended Articles are as follows:

Notice of General Meetings: Section 18.5(b)(1) of the Company's Articles of Association requires the Company to deliver to each of its shareholders who are listed in the Shareholders Register, notice of at least twenty-one (21) days of any general meeting of shareholders. It is proposed to remove this requirement, as permitted under the Companies Law and applicable regulations promulgated there under. In addition, few language corrections are proposed in Section 18.5(b)(2) dealing with the publication of notices regarding the convene of general meetings.

Proceedings at General Meetings: Section 18.10(b) of the Company's Articles of Association refers to the different ways in which shareholders may vote in general meetings, which include voting in person, by proxy or by proxy card. Recent amendments to the Companies Law and certain regulations promulgated there under introduced an additional option for shareholders who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") to vote electronically via the electronic voting system of the Israel Securities Authority. Such shareholders may vote up to six hours prior to the time of the meeting, in accordance with terms and instructions received from the TASE member through which the shareholder holds his or her shares. In light of such amendment, it is proposed to add a reference to electronic voting in the applicable sections of the Company's Articles of Association. In addition, it is proposed to amend the provisions of the Company's Articles of Association by reducing the deadline by which the appointment of a proxy or the submission of a proxy card must be received from 24 hours to 4 hours prior to the time set for the meeting, in order for such votes to be counted, as currently permitted under said amendments.

Quorum: Section 18.6.(b) of the Company's Articles of Association requires the presence, in person or by proxy, of two or more shareholders holding shares conferring in the aggregate thirty-three point three percent (33.3%) of the voting power in our Company for a quorum to be deemed present at a general meeting of our shareholders. It is proposed to reduce this quorum requirement to twenty-five percent (25%), as permitted under the Companies Law.

In addition, the Amended Articles include certain amendments of a clarificatory nature.

Required Vote

The affirmative vote of the holders of Shares representing a majority of the voting power present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon, is required for the approval of the Amended Articles.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Articles, in the form attached as Exhibit B to the Proxy Statement for the 2016 Annual General Meeting of Shareholders, be approved and the Company's Articles of Association be reinstated and replaced by such Amended Articles".

The Board recommends a vote “FOR" approval of the proposed resolution.

ITEM E

RE-APPOINTMENT OF INDEPENDENT AUDITORS
Background

The Companies Law and our Articles of Association provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

General

At the Meeting, shareholders will be asked to re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, the current joint independent auditors of the Company, as joint independent auditors of the Company until immediately following the next annual general meeting of shareholders. Somekh Chaikin, a member firm of KPMG International, was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Raveh Ravid was first appointed as the Company's independent auditor at the 2010 annual general meeting of shareholders. Although the two firms will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting.

The Company's Audit Committee and Board have reviewed and are satisfied with the performance of Somekh Chaikin and Raveh Ravid, and have recommended their re-appointment as the Company's independent auditor until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company's shareholders.

According to the Company's Articles of Association, the Board is authorized to determine the basis of the auditor's compensation in accordance with the volume and nature of the services rendered by them.

The following table presents the aggregate amount of fees paid by the Company to its principal auditor, Somekh Chaikin, for its services to the Company for the fiscal year ended December 31, 2015:

Services Rendered	Fees
Audit fees[1]	$233,142
Tax[2]	$5,000
Total	$238,142

Required Vote

The affirmative vote of holders of Ordinary Shares representing a majority of the Ordinary Shares present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting on the matter, is necessary for the re-appointment of Somekh Chaikin and Raveh Ravid as joint independent auditors of the Company, and for authorizing the Board, following the Audit Committee’s recommendation, to determine the auditors’ fees for the term of their appointment.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, be re-appointed as joint independent auditors of the Company until the conclusion of the 2017 annual general meeting of shareholders, while Somekh Chaikin will be the sole auditor for all SEC filings and reporting; and (ii)  the Board of the Company shall be authorized to determine the fees for Somekh Chaikin and Raveh Ravid, at the Audit Committee’s recommendation, for the term of their appointment, according to the nature and volume of their services."

The Board recommends a vote FOR the approval of the proposed resolution.

[1]
Audit fees consist of fees and expenses related to the fiscal year audit and interim reviews, as well as services in connection with statutory and regulatory filings and engagements, including services that generally only the independent accountant can reasonably provide.

[2]	Tax fees relate to tax compliance, planning and advice.

ITEM E

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditors' report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2015 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditors' report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2015 (filed with the SEC on March 21, 2016), may be viewed on our website: http://www.camtek.co.il, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the auditors' report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

RAFI AMIT

Active Chairman of the Board of Directors & Chief Executive Officer

September 29, 2016

Exhibit A

Executives & Directors Compensation Policy
I.	Overview

1.  Definitions

Company	CAMTEK LTD.
Law	The Israeli Companies Law, 5759-1999, and any regulations promulgated under it, as amended from time to time.
~~Amendment 20~~	~~Amendment to the Law which was entered into effect on December 12, 2012.~~
Compensation Committee	A committee ~~appointed in accordance with~~satisfying the requirements of section 118A of the Law.
Office Holder
Director, CEO, Executive-Vice-President, any person filling any of these positions in a company even if he holds  a  different  title,  and  any  other  excutive subordinate to the CEO, all as defined in section 1 of the Law.

Executive	Office Holder, exculding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, Separation Package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in  ~~section 1 of~~ the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value
The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements. [In the event that the equity grant shall not be on a yearly basis, the term Equity Value shall reflect the portion of the grant in each year (i.e the total equity grant value, divided by the number of years for between grants).

Total Compesation	The Total Cash Compensation and Equity Value.

2.	Policy Global Guidelines

2.1.	Our Company provides automated solutions dedicated for enhancing production processes and yield in semiconductor fabrication and packaging and printed circuit board and IC substrates industries. Our Company's innovations have made it a technological leader in dozens of countries around the world.
2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, success in future goals, all with a long term perspective.
2.3.	The Company’s success in fulfilling its long term vision and strategy is much reliant on the excellence of its human resources through all levels. Thus, we believe that the company’s ability to achieve its goals requires us to recruit, motivate and retain high quality and experienced leadership team and directors.
2.4.	Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the "Policy"), which shall enable us to attract and retain highly qualified Executives. Moreover, the Policy shall motivate our Executives to achieve ongoing targeted results in addition to a high level business performance in the long term, all, without encouraging excessive risk taking.
The Policy is intended to align between the importance of incentivizing Office Holders to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives.
2.5.	The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.
2.6.	The Policy shall provide the Board of Directors with guidelines as to exercising its discretion under the Company’s equity plans.
2.7.	The Policy is guided by the applicable principles set forth ~~by Amendment 20 and~~in the Law.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.
3.2.	The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.
3.3.	Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least every three years, or as otherwise required by Law.
3.4.	The approval procedures of Terms of Office and Employment as well as back-up data shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.
3.5.	The compensation of each Office Holder shall be taxed and subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.
3.6.	The Company's CEO shall be entitled to approve non-material changes (i.e. not exceeding 5% of the aggregate value of the Total Cash Compensation for such calendar year) in the Terms of Office and Employment of Executives subordinate to the CEO, without seeking the approval of the Compensation Committee.

II.	Executive Compensation

1.	When examining and approving the Executives' Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors, and shall include them in their considerations and reasoning:
1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.
1.2.	Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.
1.3.	Executive’s previous compensation.
1.4.	The Company’s performance and general market conditions.
1.5.	The ratio between Executive’s compensation, including all components of the Executive’s Terms of Office and Employment, and the compensation (including all components thereof) of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company as defined by the Law.
1.6.	Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 companies similar in parameters such as, among others, revenue, market cap, field of operation, annual income, number of employees, country of operation etc'. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:
i.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs.
ii.	Variable components, which may include: cash incentives and equity based compensation.
iii.	Separation package;
iv.	Directors & Officers (D&O) Insurance, indemnification; and
v.	Other components, which may include: change in control, relocation benefits, leave of absence, etc.

3.	Our philosophy is that our Executives’ compensation mix shall comprise of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation, all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company and comparative information.	• Individual role, scope and capability based compensation • Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, business unit and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, business unit and individual's objectives • Market competitiveness in attracting Executives.

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives

4.	The compensation package shall be reviewed with each Executive as may be required from time to time, but at least once every three years.

Fixed compensation

5.	Base Salary:
5.1.	The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.
5.2.	The Company shall determine the Company's comparative peer groups as set forth above, such that the base salary of each Executive shall be determined, among others, based on a comparison to such benchmark.
5.3.	Our Compensation Committee and Board of Directors may determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.
5.4.	The annual base salary for each Executive shall be determined by our Compensation Committee and Board of Directors, but in no event shall exceed: (i) with respect to the CEO- USD 350,000; and (ii) with respect to other Executives- USD 220,000.
5.5.	The value of the annual base salary in the compensation of each of our Executives shall be designed, not to be more than 70 % of such Executive's Total Compensation.

6.	Benefits
6.1.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:
6.1.1.	Pension plan/ Executive insurance as customary in each territory.
6.1.2.	Benefits which may be offered as part of the general employee benefits package (such as, in Israel: Private medical insurance, disability and life insurance, transportation (including Company car, a Company's leased car or transportation allowance)[1] - fully covered by the company including any tax gross up) communication & media, Israeli education fund, etc.) in accordance with the local practice of the Company.
6.1.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.
6.1.4.	An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generaly up to 25 days annualy), subject to the minimum vacation days requirements per country of employmentas well as the local national holidays.
6.1.5.	Additional benefits, which their aggregate value for each of our Executives shall not exceed 10% of such Executive's annual base salary (excluding with respect to relocation).

7.	Variable Components
7.1.	When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company and business unit's goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account the Company and the business unit’s long term perspective and the Executive’s position.
7.2.	Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration a long term perspective.
7.3.	The Board of Directors shall have the discretion to reduce or cancel any cash incentive.

8.	Cash Incentives
8.1.	Variable Cash Incentive Plan

8.1.1.	The cash incentive plan is an incentive cash payments to the Executives that vary based on the Company and business unit’s performance and on their individual performanceand contribution of the Executive to the Company.
8.1.2.	For each calendar year, our Compensation Committee and Board of Directors shall adopt a cash incentive plan (the "Cash Plan") which will set forth, for each Executive, targets which form such Executive's on target Cash payment, (which shall be referred to as the “On Target Cash Plan”), and the rules or formula for calculation of the Cash Plan payment once actual achievements are known.

1 In this case such payment shall be added to the Executive's base salary and shall affect the cap specified in section 6 above accordingly.

8.1.3.	The Compensation committee and Board of Directors may include in the Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s Cash Plan payments with actual achievements.
8.1.4.	The On Target Cash Plan of each Executive shall be calculated based on such Executive’s base salary, and shall not exceed: (i) with respect to the CEO- 6 monthly base salaries; and (ii) with respect to other Executives- 4 monthly base salaries.
8.1.5.	The annual Cash Plan payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed: (i) with respect to the CEO- 9 monthly base salaries; and (ii) with respect to other Executives- 6 monthly base salaries.
8.1.6.	In the event that in a given year the Company's NON GAAP Net Profit shall be less than US$2,000,000, (or a higher amount in the event determined so by the Board in a given year) - no annual Cash Plan payment shall be paid to Executives.
8.1.7.	At least ~~80~~50% of the targets shall be measurable. Such targets may be with respect to Company, business unit and individual level and may include, among others, one or more of the following, with respect to the Executive:

•	Company's/ business unit's Revenues
•	Company's/ business unit's Operating Income
•	Pre-tax profits above previous fiscal year
•	Company's/ business unit's Bookings
•	Collection
•	Customer satisfaction
•	KPIs
•	EPS

All  financial  targets  mentioned  above  may  use  either  GAAP  or  NON-GAAP measurements.

A ~~non-substantial~~ portion~~,~~ of up to 5~~2~~0% of the targets may be based on non- measurable criteria, provided however that with respect to the CEO such portion shall not exceed 3 monthly base salaries of the CEO. Such non-measurable criteria will be concluded, among others, by assessing the Executive's performance during the year, the contribution of the Executive to the achievement of the Company's goals, evaluation of the Executive by the CEO/Board of Directors, as relevant.

8.1.8.
The targets, as well as their weight and cap, shall be determined in accordance with the Executive’s position, the Executive’s individual roles, and the Company and business unit’s long term and short term targets. The measurable targets shall include at least two financial targets, one of which shall be the Company's NON GAAP Net Profit, together weighing at least: (i) 50% of the On Target Cash Plan for headquarters Executives (such as CFO, VP Operations , VP HR etc.) and (ii)  40% of the On Target Cash Plan of other Executives (such as, business unit VP etc).

With respect to an Executive managing a business unit - at least 30% of the On Target Cash Plan shall be measurable target based on such Executive's unit and personal targets

8.1.9.	The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company's targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan Adjustment to the Company and/or business unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.2.	Change In Control Cash Payment

Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a change in control   a cash payment of up to 6 monthly base salaries of such Executive.

9.	Equity Based Compensation
9.1.	The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.
9.2.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.
9.3.	When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and the effect of such grants on the dilution of its shareholders.
9.4.	Our equity based components shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments, throughout a period which shall not be shorter than 3 years with at least a 1 year cliff taking into account adequate incentives in a long term perspective.
9.5.	In the event of a change in control, unvested options may be accelerated as determined by the Board of Directors and the governing equity plan.
9.6.	The total yearly Equity Value at the time of grant with respect to any Executive shall not exceed 100% of such Executive's annual base salary
9.7.	The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution.

10.	Separation Package
10.1.	The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.
10.2.	As a guideline, the notice period for the termination of an Executive shall not exceed three months (or payment in lieu of such notice). In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period (or the payment in lieu such notice) by up to additional 3 months.
10.3.	Other than payments required under any applicable law, local practices, vesting of outstanding options, transfer or release of pension funds, manager's insurance policies, etc. - the maximum Separation Package of each Executive shall not exceed the value of a onetime Total Cash Compensation of such Executive's. Separation Package shall include any payment and/or benefit paid to an Executive in connection with such Executive's separation, all as defined in section 1 of the Law.

11.	Others
11.1.	Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, car or transportation allowance, home leave visit, participation in children tuition fee etc., all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, approved by the Compensation Committee and Board of Directors.
11.2.	Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime cash incentive, of up to 50% the Executive's annual base salary.

12.	Clawback Policy
12.1.	In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of, and the Office Holder shall be required to repay to us any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform to the current year presentation, or discretionary accounting changes.
12.2.	Our Compensation Committee and Board of Directors shall not be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or; (ii) there is low likelihood of success under governing law versus the cost and effort involved;.

III.	Director Remuneration:

Our non-executive directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:
1.1.	The Company’s non-executive (non- controlling) directors shall be entitled to receive an equal cash fee per year and per meeting in accordance with the amounts set forth in the Law.
1.2.	The Company's non-executive Chairman of the Board of Directors shall be entitled to receive (i) an annual base salary which shall in no event exceed US$250,000.
1.3.	The On Target Cash Plan of the Company's non-executive Chairman of the Board of Directors shall not to exceed two thirds of the Company's non-executive Chairman's annual base salary. The annual Cash incentive actually paid to the Company's non-executive Chairman of the Board of Directors in a given year shall not exceed 80% the non-executive's Chairman's annual base salary.
1.4.	Company’s non-executive directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation
2.1.	Each of the Company’s non-executive (non- controlling) directors may be entitled to receive equity based compensation per year, which shall be approved by the shareholders of the Company, in accordance with applicable law which value shall not exceed USD 30,000.
2.2.	The Company's non-executive Chairman of the Board of Directors shall be entitled to receive equity based compensation which total annual Equity Value at the time of grant, shall not exceed, 40% of his of his annual base salary.
2.3.	The equity based compensation of each of the Company’s non-executive directors shall vest in quarterly installments.
2.4.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

3.	Outside Directors' Compensation:
3.1.	The compensation of our outside directors shall be determined and capped in accordance with the ~~comparative compensation mechanism~~fixed and maximum annual and participation fees specified in section ~~8a- 8b~~4-5 of the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of outside Directors) -2000).

IV.	Indemnification, Insurance and Exemption

1.	The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officer’s liability insurance as shall be approved at the Compensetion Committee, the Board of Directors and our shareholders , all in accordance with any applicable law and the Company’s articles of association.
2.	We shall be authorize to provide our directors and officers with a liability insurance policy which aggregare coverage of $10,000,000, plus 20% additional coverage for claims-related costs, and the premium shall be up to US$70,000.
3.	Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law.

V.	General

1.	The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.
2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.

Exhibit B

THE COMPANIES LAW, 5759-1999

Articles
of
Camtek Ltd.

1.	Interpretation And Definitions

1.1	In these Articles each term specified below shall have the definition appearing beside it, except if the context otherwise dictates.

including	including without limitation

The Companies Law	the Companies Law, 5759-1999, as shall be in effect from time to time, and the Regulations.

The Office	the registered office of the Company.

Majority	(1) with respect to voting at meetings of the Shareholders - a simple majority determined in accordance with the voting rights attached to the Shares; provided, however, that abstaining votes are not counted;

(2) with respect to voting at meetings of the Board of Directors or any committee thereof - a simple majority determined in accordance with the number of voting Directors; provided, however, that abstaining votes are not counted.

Officer	an Office Holder (“Noseh Misra”), as defined in the Companies Law.

Presence of a Shareholder [at a General Meeting]	the presence of a Shareholder in person or by proxy.

Proxy Card	as the term is used in the Companies Law (“Ktav Hatzba'ah”) or any other applicable law.

The Regulations	Regulations promulgated under the Companies Law, as shall be in effect from time to time.

Share Certificate	(“Te’udat Menaya”) as the term is used in the Companies Law.

1.2	Capitalized terms contained in these Articles shall have the meanings assigned to them herein; capitalized terms not defined herein shall have the meaning assigned thereto in the Companies Law, as shall be in effect from time to time.

1.3	Sections 4,5,6,7,8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of these Articles.

1.4	The captions contained in these Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation or construction of any provision hereof.

2.	The Name Of The Company

In Hebrew:	קמטק בע"מ

In English:	Camtek Ltd.

3.	The Objectives Of The Company And Its Purpose

3.1	The Company may conduct any legal business.

3.2	The Company may contribute a reasonable amount for a worthy cause, even if such contribution is not within the framework of the Company’s business considerations.

4.	The Authorized Share Capital Of The Company

4.1	The authorized share capital of the Company is NIS 1,000,000, divided into 100,000,000 Ordinary Shares of NIS 0.01 each. All Ordinary Shares issued by the Company shall be issued in registered form.

4.2	The rights attached to the Ordinary Shares will be all the rights in the Company, and Ordinary Shares shall entitle the holders thereof to vote at shareholders’ meetings and to participate, parri passu and in accordance with the nominal value of the Ordinary Shares held by such Shareholder, in distributions of dividends and in distributions of funds and surplus assets in the liquidation of the Company.

4.3	The Company may, by resolution adopted by a Majority of the Shareholders voting at the General Meeting, increase the authorized share capital of the Company, and may cancel authorized share capital that has not been issued if there is no undertaking of the Company, including a contingent undertaking, to issue such shares.

4.4	Subject to the provisions of the Companies Law, the Company may, by a resolution adopted by a Majority of the Shareholders voting at the General Meeting, amend the rights attached to all or any of its authorized share capital, whether issued or not, create new classes of shares, and/or attach different rights to each class of shares, including special or preferential rights and/or different rights from those attached to the existing shares, including redeemable shares, deferred shares, et cetera.

4.5	The Company may, by resolution adopted by a Majority of the Shareholders voting at a General Meeting, consolidate, divide and/or redistribute the share capital of the Company to shares without any par value and/or to shares with a higher or lower par value and/or to different classes of shares.

5.	Liability Of The Shareholders

5.1	The liability of a Shareholder for the obligations of the Company will be limited to the amount of the consideration (including the premium) for which his shares were issued to him, but not less than the par value of such shares; except in the event that said shares have been issued to him lawfully for a consideration which is below the par value, in which event his liability will be limited to the amount of the consideration for which said shares were issued to him.

5.2	The Company may not alter the liability of a Shareholder or obligate him to acquire additional shares, without his consent.

6.	Amending The Articles

6.1	The Company may amend these Articles by resolution of the Majority of the Shareholders voting at a Special Meeting, except as otherwise provided in the Companies Law.

6.2	Any amendment to these Articles will become effective on the date of the resolution adopting such amendment, unless the Companies Law or said resolution provides that such amendment will come into force at a later time.

6.3	The Company may not amend a provision contained in these Articles requiring a special majority to amend or to change these Articles or any provision hereof, except by a resolution of the General Meeting adopted by that majority.

7.	Transactions With An Officer or A Controlling Person

Subject to the provisions of the Companies Law, the Company may enter into a transaction with an Officer and/or a Controlling Person, or with another person with respect to which the Officer and/or the Controlling Person has a Personal Interest, provided that such transaction does not adversely affect the interests of the Company.

8.	Exemption, Insurance And Indemnification

8.1	Granting an Exemption from the Duty of Care

The Company may grant an Officer, in advance, an exemption from his liability, in whole or in part, for damages resulting from a breach of his duty of care to the Company, subject to and in accordance with the provisions of the Companies Law, and provided that the Company shall not exempt any Officer from liability arising from any of the following:

(a)	a breach of the duty of loyalty, except, to the extent permitted by the Companies Law, for a breach of a duty of loyalty to the Company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

(b)	a breach of the duty of care made intentionally or recklessly (“pzizuth”), unless committed through mere negligence;

(c)	any Action taken with the intention of making an unlawful personal gain; or

(d)	a fine, civil fine, financial sanction or monetary settlement in lieu of criminal proceedings (“Kofer”) imposed on such Officer.

8.2	Insurance

(1)	The Company may, subject to and in accordance with the provisions of the Companies Law, enter into an insurance policy to insure all or part of the liability of any Officer imposed upon him by virtue of an Action taken by him in his capacity as an Officer, with respect to any of the following:

(i)	Breach of duty of care to the Company, or to another person;

(ii)	Breach of duty of loyalty to the Company, provided the Officer acted in good faith and had reasonable grounds to assume that such act would not adversely affect the interests of the Company.

(iii)	A financial obligation imposed upon the Officer in favor of another person.

(2)	Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Securities Law, 5728-1968 (the "Securities Law"), the Company may also enter into a contract to insure an Officer, in respect of each of the following:

(i)	Expenses, including reasonable litigation expenses and legal fees, incurred by an Officer in relation to a proceeding instituted against such Officer: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of Proceedings, subject to Conditions") of the Securities Law; and

(ii)	Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

8.3	Indemnification

(a)	Subject to the provisions of the Companies Law and the Securities Law, the Company may indemnify an Officer with respect to liabilities or expenses, as specified below, imposed on or incurred by him as a result of an Action taken in his capacity as an Officer, as follows:

(1)	A financial liability imposed upon him in favor of another person by a court judgment, including a judgment given by way of compromise, or an arbitration award approved by court;

(2)	Reasonable litigation expenses, including attorney's fees, incurred by the Officer or imposed upon him by a court, in a claim filed against him by the Company or on the Company’s behalf, or by another person, or in connection with a criminal charge from which he was acquitted, or a criminal charge in which he was convicted of an offense that does not require proof of criminal intent (mens rea);

(3)	Reasonable litigation expenses, including attorney’s fees, incurred by him as a result of an investigation or proceeding instituted against him by a competent authority, which concluded without the filing of an indictment against him and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law);

(4)	Expenses, including reasonable litigation expenses and legal fees, incurred by an Officer in relation to a proceeding instituted against such Officer: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of Proceedings, subject to Conditions") of the Securities Law; and

(5)	Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

(b)	The total aggregate indemnification amount that the Company shall be obligated to pay to all of its Officers, shall not exceed an amount equal to twenty five percent (25%) of the shareholders' equity at the time of the indemnification.

(c)	The Company may undertake to indemnify an Officer as aforesaid, (i) prospectively, provided that in respect of Article 8.3(a)(1), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company's actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (ii) retroactively.

The provisions of Articles 8.1, 8.2 and 8.3 above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Officer, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Officer, and/or (ii) in connection with any Officer to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

9.	Securities Of The Company

9.1	General

The Company may have shares of different classes, redeemable Securities, Debentures, Secured Debentures, Series of Debentures or other Securities.

9.2	Redeemable Securities

(a)	The Company may create and/or issue redeemable Securities.

(b)	The Company may attach to redeemable securities the characteristics of shares, including voting rights and/or rights to participate in profits of the Company and/or the right to receive dividends or bonus shares and/or other rights, or additional rights attached to the shares of the Company.

(c)	The Company may redeem redeemable Securities in an amount, at the times, in the form, and from the sources specified by resolution of the Company.

(d)	Redeemable Securities will not be deemed part of the equity of the Company, unless the right of the Company to redeem such Redeemable Securities has been limited to the winding-up of the Company after having satisfied all of the obligations of the Company to its creditors. In the event that the right of redemption has been limited as aforesaid, the provisions of sub-Article (c) above will not apply, and the Company may redeem such Redeemable Securities in the same fashion as it may acquire shares of the Company.

10.	Issuance Of Securities

10.1	The issuance of shares and other Securities shall be in the authority of the Board of Directors, subject to the provisions of the Companies Law.

10.2	The Board of Directors may issue shares and convertible Securities up to the limit of the authorized share capital of the Company, assuming the conversion of all convertible Securities at the time of their issuance.

10.3	The Board of Directors may issue shares for cash or for other consideration, against immediate or subsequent payment.

10.4	The Board of Directors may issue Debentures, Secured Debentures or Series of Debentures, within the scope of its authority to borrow on behalf of the Company. The aforesaid does not preclude the authority of the General Manager or any other person designated for such purpose by the Board of Directors to borrow on behalf of the Company and to issue Debentures, promissory notes, or bills of exchange within the limits of his authority.

10.5	The Board of Directors will not issue a share the consideration for which is not to be paid in full in cash, unless the consideration for the shares has been detailed in a written document.

10.6	The Board of Directors may issue shares at a price below their par value, subject to the provisions of the Companies Law.

10.7	The Company may, by resolution of the Board of Directors, pay a commission for underwriting and/or subscription and/or consent to subscribe and/or to underwrite shares or Securities of the Company, whether conditional or not. Such commission may be paid in cash and/or in shares and/or other Securities, or any combination thereof.

10.8	The Board of Directors will arrange for the registration of the issuance of shares in the Shareholders Register immediately upon their issuance.

11.	Share Certificate

11.1	A Shareholder registered in the Shareholders Register may receive from the Company, with respect to the fully paid-up shares registered in his name in the Shareholders Register, one (1) Share Certificate confirming such Shareholder's ownership in the shares registered in his name, or, if approved by the Board of Directors, several Share Certificates each for one or more of such shares.

11.2	A Share Certificate will be issued bearing the signatures of those persons authorized to sign on behalf of the Company.

11.3	A Share Certificate in the name of two or more persons will be delivered to the person whose name appears first in the Shareholders Register.

11.4	In the event that a Share Certificate is lost, defaced or spoiled, a new one may be issued in its place once the Shareholder requesting the replacement has fulfilled the conditions with respect to proof of the aforesaid, indemnification, etc., as determined by the Board of Directors.

11.5	The Board of Directors will determine the amount of the fee to be paid to the Company for issuing more than one Share Certificate to each Shareholder and/or for exchanging a Share Certificate.

11.6	The Board of Directors of the Company will specify the form, the content and the method of preparing or printing the Company's Share Certificates, except where the aforesaid is specified by the Regulations.

12.	Reserved

13.	Calls on Shares

13.1.	The Board may, from time to time, at its discretion, make calls upon Shareholders in respect of any sum unpaid on their shares (hereinafter: an “Obligation”) which has become due or which is not, by the terms of issuance of which shares, payable at a fixed time. Each Shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call. A call may contain a call for payment in installments.

13.2	Notice of any call shall specify the amount of the Obligation and shall be given in writing to the Shareholder(s) in question not less than fourteen (14) days prior to the time of payment as fixed therein, provided that at any time before the due date of any such payment the Board may, by a notice to the Shareholder(s), revoke such call, or postpone the designated date(s) of payment.

13.3	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

13.4	If under the terms of issue of any share or otherwise, the payment in respect of such share is to be made in whole or in part by installments, whether such payment is at premium or at nominal value, then each such installment shall be paid to the Company on the due date for payment thereof, and it a call shall be deemed made by the Company with proper notice on such shares with respect to each such installment, and the provisions in these Articles which concern the call on shares shall be applicable to such installments.

13.5	Any Obligation shall bear interest from the date on which it is payable until actual payment thereof at a rate equal to the then prevailing rate of interest for unauthorized overdrafts as charged by Bank Leumi Le-Israel B.M. Notwithstanding the aforementioned, the Board of Directors may waive the interest payments in whole or in part.

13.6	The Board of Directors may, upon adoption of a resolution to such effect, allow any Shareholder to prepay any amount not yet payable in respect of his shares, and may approve the payment of interest for such prepayment at a rate as may be agreed upon between the Board and the shareholder so prepaying.

13.7	The provision of this Article 13 shall in no way derogate from any rights or remedies the Company may have pursuant to these Articles or any applicable law.

14.	Charge, Forfeiture and Surrender

14.1	The Company shall have a charge, first in rank, over all the shares which are registered in the name of a shareholder but which are not fully paid, as well as over the proceeds from their sale, for the purpose of securing an Obligation of such a shareholder to the Company, whether personally or jointly with others, whether or not payment is due. The above mentioned charge shall apply to all the dividends declared from time to time on such shares, unless otherwise decided by the Board.

14.2	The Board of Directors may, upon the adoption of a resolution to such effect, forfeit any shares issued with respect to which an Obligation exists and has not been paid by its due date, and following such forfeiture may sell the forfeited shares.

16.	Transfer Of Shares

16.1	Shares and other Securities of the Company may be transferred subject and pursuant to the provisions of this Article 16.

16.2	Subject to the provisions of this Article 16, fully paid shares may be transferred without approval of the Board of Directors.

16.3	A share may be transferred in whole only, and not in part; however, if a share(s) has joint owners, any of the joint owners may transfer his rights in the share(s).

16.4	A transfer of shares shall require the delivery to the Company of a share transfer deed signed by the transferor and the transferee. If the Board of Directors does not refuse or decline to register such transfer of shares in accordance with the provisions of these Articles, the Company will register the transfer of shares in the Shareholders Register as soon as is practicable. The transferor will remain a the owner of the shares to be transferred, until the name of the transferee is recorded in the Shareholders Register as the owner of the shares.

16.5	A share transfer deed will be in the form specified below or such similar or other form approved by the Board of Directors.

Share Transfer Deed

We, the undersigned, _____________________ of _____________ _________________ (hereinafter: the “Transferor”) hereby transfer to ______________ of _____________________________________ (hereinafter: the “Transferee”)  _______ Shares of NIS  ___ each in the undertaking called Camtek Ltd. to hold unto the Transferee, subject to the conditions under which we held the same immediately before the execution hereof, and we, the Transferee, do hereby agree to accept and take the said Shares subject to the conditions aforesaid.

In Witness Whereof we have affixed our signature on this ___ day of the month of ________ year 20__.

Signature of the Transferor _______________

Witness to the signature: _________________

Signature of the Transferee _______________

Witness to the signature: _________________

16.6	The Board of Directors may:

(a)	refuse to transfer a share with respect to which an Obligation exists;

(b)	suspend the registration of share transfers in the 10 (ten) days prior to convening a General Meeting;

(c)	decline to recognize a share transfer deed until a Share Certificate for the shares transferred, or other proof that the Board of Directors may demand in order to clarify the ownership of the transferor, shall be attached to the shares being transferred;

(d)	decline to transfer shares until the Company has been paid a transfer fee as specified by the Board of Directors.

16.7	All Share Transfer Deeds will be delivered to the Company at the Office. A Share Transfer Deed which is recorded in the Shareholder Register will remain with the Company, and any Share Transfer Deed which the Board of Directors refuses or declines to approve will be returned, upon demand, to whomever delivered it to the Company, together with the Share Certificate, if delivered.

16.8	The person entitled to shares by an act of law is entitled to be recorded in the Shareholders Register as a Shareholder thereof.

17.	The Organs Of The Company And Their Authority

17.1	The organs of the Company are:

(1)	The General Meeting;

(2)	The Board of Directors; and

(3)	The General Manager, if the Company has appointed a General Manager.

17.2	The authorities of the different organs of the Company will be as specified in the Companies Law and in these Articles.

17.3	Each organ of the Company has all the ancillary rights required for implementing his or its authority.

17.4	An authority not assigned in these Articles or in the Companies Law to another organ of the Company may be exercised by the Board of Directors, which shall have a residual authority.

17.5	An action taken without authority or in excess of authority may be approved retroactively by the proper organ of the Company.

18.	General Meeting

18.1	The place of the General Meeting

(a)	The General Meeting will take place in Israel.

(b)	If the shares of the Company have been offered to the public outside of Israel or are registered or listed for trade outside of Israel, a General Meeting may also be conducted outside of Israel if the Board of Directors so resolves.

18.2	Participation in the General Meeting

(a)	Subject to the provisions of the Companies Law, a Shareholder may participate in the General Meeting.

(b)	A Shareholder entitled to participate in a General Meeting will be one who is a Shareholder at the date determined by the Board of Directors, subject to the Provisions of the Companies Law and the Regulations.

(c)	A Shareholder who is not registered in the Shareholders Register and who wishes to vote at a General Meeting shall prove to the Company his ownership in the shares, in the method specified in the Regulations.

(d)
A ~~Shareholder may be present at and participate and vote in a General Meeting either in person or by proxy, with respect to each share held by him; a~~ Shareholder who is the registered owner of more than one share of the Company may appoint different proxies for different shares of which he is the registered owner, provided that with respect to each specific share, only one person - who may be either the Shareholder or a duly appointed proxy - may be present and vote at any General Meeting.

(e)	A company or other corporate legal entity may authorize any person to be its representative at ~~participate in~~ a General Meeting ~~by~~or execute and deliver a proxy on its behalf.

(f)	In the event a share is jointly owned, the joint owner whose name appears first in the Share Registry may participate in the General Meeting. If he is not present at the General Meeting, the joint owner whose name appears thereafter may participate in that General Meeting, and so forth.

(g)	A Shareholder shall designate a proxy by signing an instrument of proxy in the form specified below, or in a similar or customary form which is acceptable to the Board; or, if shares of the Company are traded outside of Israel, in a form which is in accordance with the applicable laws, rules or customs of the country and the stock market in which the Company’s shares are registered or listed for trade.

To: _________(the Company)

Appointment Of Proxy

I/we the undersigned, ____________ of ____________, the owner of _____ Ordinary Shares in the Company, hereby appoint __________, ID / Company No. __________, or in his absence ___________, ID No. ___________, as our proxy to participate and vote in the General Meeting of the Company convened for the __ day of __________, ____, and in any adjourned meeting, with respect to _______ of my aforesaid Ordinary Shares.

In witness whereof, we have affixed our signature on this ___ day of _________, 20__.

_____________________
[Shareholder’s Signature]

(h)
The appointment of a proxy will be valid only if the proxy appointment notice is delivered to the Office or to another place specified by the Board of Directors  ~~2~~4 hours prior to the beginning of the meeting or presented to the Chairman at such meeting~~, unless otherwise determined by the Board of Directors~~.

(i)	If both a Shareholder and his proxy are present at a General Meeting with respect to the same shares, the appointment of the proxy shall be void with respect to such shares.

(j)	A vote cast in accordance with the instructions contained in any instrument appointing a proxy shall be valid, notwithstanding the death of the grantor or the revocation of the proxy, unless notice in writing of the death or revocation had been received at the office of the Company, or by the chairman of the meeting, prior to the vote.

(k)	In the case of any dispute with respect to the right to participate in the General Meeting, the Chairman of the meeting will decide and his decision will be final and binding.

(l)	The Chairman of the General Meeting may prevent the participation therein of a person who is neither a Shareholder nor a proxy of a Shareholder, unless the General Meeting shall otherwise resolve. The General Meeting may resolve to prohibit the participation of a person who is neither a Shareholder nor a proxy of a Shareholder.

18.3	Annual Meeting

(a)	Convening an Annual Meeting

(1)	The Company will conduct each year an Annual Meeting (to the extent required by the Companies Law, no later than 15 (fifteen) months following the previous Annual Meeting).

(2)	If the Board of Directors does not convene an Annual Meeting as aforesaid, any Shareholder or Director may apply to the court to order that a Meeting be convened.

(3)	If it is impractical to convene an Annual Meeting or to conduct it in the manner fixed in these Articles and/or the Companies Law, the court may, upon application by the Company, by a Shareholder entitled to vote at the General Meeting or by a Director, order that the Meeting be convened and conducted in the manner specified by the Board of Directors.

(b)	Agenda

(1)	The agenda of an Annual Meeting will include a discussion of the audited financial statements and the report of the Board of Directors, and may also include the following:

(i)	the appointment of Directors;

(ii)	the appointment of an Auditor;

(iii)	any other matter specified by the Board of Directors;

(iv)	any matter requested by shareholders of the Company holding at least 1% of the voting rights of the Company, provided that the matter is appropriate;

(2)	Resolutions may be adopted at an Annual Meeting only in those matters specified in the agenda.

18.4	Special Meetings

(a)	Convening a Special Meeting:

(1)	The Board of Directors will convene a Special Meeting:

(i)	upon its resolution to such effect;

(ii)	upon a demand made by the lesser of (a) 2 (two) Directors or (b) one-fourth of the Directors then serving;

(iii)	upon a demand made by Shareholders holding shares constituting at such time at least: (a) 5% (five percent) of the issued share capital and 1% (one percent) of the voting rights of the Company; or (b) 5% (five percent) of the voting rights of the Company;

(2)	If a demand is made to the Board of Directors to convene a Special Meeting as aforesaid, it will convene such Meeting within 21 (twenty-one) days from the date of the demand, to a date specified in the invitation which will be not earlier than 21 (twenty-one) days and not later than 35 (thirty-five) days from the date of publishing the notice of the General Meeting, or from such other date specified in the Regulations with respect to General Meetings in which it is possible to vote by way of Proxy Card.

(3)	In the event that the Board of Directors fails to convene the Special Meeting, then the Director(s) who demanded the meeting, or part of the demanding Shareholder(s) that hold at least half of the voting rights of such demanders, may convene the Special Meeting; provided, however, that the meeting will not take place later than 3 (three) months from the date of the demand for such meeting.

A Special Meeting as aforesaid will take place, insofar as possible, in the same fashion as a General Meeting convened by the Board of Directors.

In the event such a meeting has been convened, the Company shall bear the reasonable expenses necessary to convene the meeting which were incurred by the Director or the demanders, as the case may be, and the Directors responsible for not convening the meeting will reimburse those expenses to the Company.

(b)	Agenda

(1)	The agenda at a Special Meeting will be set by the Board of Directors; and if the Special Meeting is convened upon demand as specified in sub-Article(a) above, those matters specified by the Directors or Shareholders who demanded that the Special Meeting be convened shall be included in the agenda, provided that such matters are suitable, in accordance with the Companies Law and these Articles, to be included in the agenda of a General Meeting.

(2)	Only matters included on the agenda will be discussed at a Special Meeting.

18.5	Notice of a General Meeting and the Date for its Publication

(a)	The form of notice of a General Meeting:

(1)	The notice of a General Meeting shall include:

(i)	the agenda;

(ii)	proposed resolutions;

(iii)	with respect to a General Meeting in which it is possible to vote by way of Proxy Card- arrangements to vote by way of Proxy Card;

(iv)	if the shares of the Company are traded or listed for trade outside of Israel – any other matter that is required under the laws, rules or customs of the country and the stock market in which the Company’s shares are registered or listed for trade.

The aforesaid will be as determined by the Board of Directors, unless provisions with respect thereto are set forth in the Regulations and/or in any applicable other law, regulations or rules.

(2)	A General Meeting may adopt a resolution different from that specified in the notice, if so provided under a Regulation.

(b)	Publication of notice of a General Meeting.

(1)	The Company shall not be required to deliver or serve notice ("Hodaa") of General Meeting or any adjournment thereof to any Shareholder ~~to each of its Shareholders who are listed in the Shareholders Register notice of at least twenty-one (21) days of any General Meeting~~.

(2)
Without derogating from the provisions of Article 18.5(b)(1) above, and subject to applicable law and stock exchange rules and regulations, the Company will publicize the convening of  ~~Notice of~~  a General Meetings ~~will be published if so required by the Regulations~~in any manner reasonably determined by the Company and any such publication shall be deemed to have been duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published, as applicable. The date of publication in respect of a General Meeting as set forth in this Article, and the date of the meeting, shall be counted as part of the days comprising any notice period with respect to such General Meeting~~; and if shares of the Company are traded outside of Israel, the Company shall provide notice of its General Meetings to its Shareholders who are listed in the Shareholders Register, in accordance with the applicable laws and rules in effect in the country and the stock market in which its shares are registered or listed for trade.~~

18.6	Quorum

(a)	No discussion shall be held in a General Meeting unless a quorum is present at the beginning of the meeting.

(b)
A quorum for a General Meeting is the presence, within one half an hour from the time specified for commencing the meeting, of at least 2 (two) Shareholders who hold in the aggregate at least ~~33 1/3~~25% of the voting rights of the Company.

(c)	If a share is jointly owned, the joint owner’s name that appears first in the Shareholders Register will attend the General Meeting. If he does not attend, the joint owner whose name appears thereafter may attend the General Meeting, and so forth.

(d)
~~A Shareholder voting by way of proxy shall be deemed present at the General Meeting if the proxy appointment shall be received by the Company 24 hours prior to the beginning of the General Meeting, unless otherwise determined by the Board of Directors.~~deleted

(e)	A Shareholder who is not entitled to vote at the General Meeting will not be deemed present at a General Meeting for the purposes of calculating a quorum.

(f)	If a quorum is not present within one half hour of the time specified for the commencement of the General Meeting, the General Meeting will be adjourned for one week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the General Meeting.

(g)	If a quorum is not present within one half hour from the time set for commencing the adjourned General Meeting the General Meeting will take place regardless of whether a quorum is present; provided, however, that if the General Meeting was convened upon Shareholders' demand under Article 18.4(a)(1)(iii) above, and a quorum is not present within one half hour from the time set for the commencement of the adjourned General Meeting, the General Meeting will not take place unless the minimum Shareholders required to demand the convening of a Special Meeting under Article 18.4(a)(1)(iii) above are present.

18.7	Validity Notwithstanding Defect

(a)	Subject to any applicable law, a resolution adopted by the General Meeting shall be valid and have full force and effect notwithstanding any defect in the notice, convening, procedure or conduct of the General Meeting in which it was adopted, unless and until such resolution is cancelled by the court at the request of a Shareholder, in accordance with the provisions of Section 91 of the Companies Law.

(b)	With respect to a defect in the time, place or manner in which a General Meeting was convened, a Shareholder who arrived at that General Meeting despite the defect shall not petition the court for the cancellation of a resolution adopted at such General Meeting.

18.8	The Chairman of the Meeting

(a)	A Chairman shall be elected for a General Meeting.

(b)
The election of the Chairman of a General Meeting shall take place at the beginning of the General Meeting, which will be opened by the Chairman of the Board of Directors or by any other Director or Officer of the Company which may be designated for this purpose by the Board of Directors ~~has empowered therefore~~.

(c)	The Chairman of the General Meeting will not have a casting vote.

18.9	Postponing a General Meeting

(a)	A General Meeting at which a quorum is present may adjourn the meeting, or the discussion or resolution in any item on the agenda for the meeting, to another time or place to be specified.

(b)	At an adjourned General Meeting, the only matters to be discussed will be those matters on the agenda of the General Meeting with respect to which no resolutions have been adopted.

(c)	In the event the General Meeting is adjourned for more than 21 (twenty-one) days, the Company shall provide notices of the adjourned General Meeting in same manner required hereunder for the convening of a General Meeting.

(d)	If at the adjourned General Meeting a quorum is not present within one half hour from the time set for the commencement of the meeting, the General Meeting will take place regardless of the number or aggregate voting power of the Shareholders present.

18.10	Voting at the General Meeting

(a)	Persons entitled to vote at the General Meeting:

(1)	Subject to the provisions of the Companies Law and these Articles, a Shareholder entitled to participate in a General Meeting may vote at that General Meeting.

(2)	No shareholder shall be entitled to vote at a General Meeting with respect to a specific share, unless he has paid all calls and all amounts then due by him in respect of the said share.

(3)	With respect to voting for jointly owned shares, the joint owner whose name first appears in the Shareholders Register will be entitled to vote; if he is not present, the joint owner appearing thereafter who attends the meeting may vote, and so forth.

(4)	In the event of disputes with respect to voting rights, the Chairman of the meeting shall prevail and his decision shall be final and binding.

(b)	Voting at General Meetings

(1)	Subject to special rights, conditions, privileges and/or restrictions which may be attached to a specific class of shares, each holder of share(s) which entitle their holder to vote, shall have one vote for each share held by him.

(2)	A Shareholder may vote at a General Meeting in person or by proxy, with respect to each share held by him which entitles him to vote, in accordance with Article 18.2(d) above. A shareholder who is entitled to participate and vote at a General Meeting in respect of more than one share may vote on a resolution in one direction (in favor of, against, or abstain) in respect of any part of his shares, and on the same resolution, in other directions in respect of any other part or parts of his shares.

(3)	In addition~~,~~ (a)a Shareholder may vote by way of Proxy Card in accordance with the provisions of the Companies Law or any other applicable law, on the matters specified therein, and provided it is completed and returned to the Company in accordance with its terms ~~only if and after the provisions with respect thereto shall become effective and binding upon the Company~~; and (b) a Shareholder who holds shares through member of the Tel Aviv Stock Exchange ("TASE"), may vote electronically via the electronic voting system of the Israel Securities Authority, upon terms and instructions received from the TASE member through which the Shareholder holds his or her shares.

(4)	Subject to the provisions of the Companies Law and these Articles, all resolutions at a General Meeting will be adopted by a count of votes, in which a Majority of votes cast are in favor of the adoption of the resolution.

(5)	The announcement of the Chairman of the meeting that a resolution has been adopted or rejected, unanimously or by a certain majority, will be prima facie proof thereof.

18.11	Minutes of a General Meeting

(a)	The Company will prepare, at the Chairman's responsibility, minutes of the proceedings at a General Meeting; these minutes shall be signed by the Chairman of the General Meeting.

(b)	Minutes signed by the Chairman of the General Meeting will be deemed prima facie proof of their content.

(c)	A Shareholder may review the ~~Register of the~~  minutes of the General Meeting and receive, upon his request, copies of such minutes.

19.	The Board Of Directors

19.1	The duties and authorities of the Board of Directors will be as provided in the Companies Law and in these Articles.

19.2	The number of the members of the Board of Directors shall be as set from time to time by resolution of the General Meeting, provided that there will be no fewer than 5 (five) nor more than 10 (ten) Directors (including External Directors, as such term is defined in the Companies Law).

19.3	Appointment of Directors

(a)	A Director, who is not an External Director, will be appointed by the Annual Meeting and will serve until the conclusion of the next Annual Meeting. A Director appointed by a General Meeting shall commence serving at the conclusion of the General Meeting in which he or she was appointed, unless a later date for the commencement of his or her tenure was specified in the resolution by which he was appointed.

(b)	The Board of Directors may appoint a Director to fill the place of a Director whose appointment has expired during the term, and may appoint a Director(s) if the number of Directors then serving falls below the minimum number specified in Article 19.2 above. A Director so appointed shall commence his tenure from the date of his appointment, and will serve until the end of the next General Meeting following his appointment, which has on its agenda the appointment of Directors and in which Directors are appointed; such a Director may be reappointed by such General Meeting.

(c)	In the event that the tenure of a Director expires, or that the number of Directors then serving shall fall beneath the minimum number set forth in Article 19.2 above, the Board of Directors may continue to act, provided that the number of Directors then serving shall be no fewer than half of said minimum number of Directors. In the event that the number of serving Directors shall fall below half of the minimum number set forth in Article 19.2 above, the Board of Directors shall act only in an emergency and in order to convene a General Meeting for the election of Directors.

19.4	RESERVED

19.5	The expiration of the term of a Director

The term of a Director shall expire in any of the following instances and any other instance provided under the Companies Law:

(a)	Upon his death.

(b)	If he is found to be non compos mentis.

(c)	Upon his resignation.

(d)	Upon his removal by a resolution of the General Meeting of the Company.

(e)	In the event he or she has been declared bankrupt; or if a legal entity - it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto.

19.6	Alternate Director

(a)	A Director may appoint, dismiss and/or replace an individual who is qualified to serve as a director and who is not then a Director, as an Alternate Director. The appointment, replacement and/or dismissal of an Alternate Director shall be by written notice by the appointing Director either to the Company or to the Chairman of the Board of Directors of the Company. Upon the expiration or termination of the tenure of the appointing Director, the tenure of the Alternate Director appointed by him will also expire.

(b)	An Alternate Director will not be entitled to participate or vote at a meeting of the Board of Directors at which the appointing Director is present.

(c)	An Alternate Director shall have all the rights and obligations of the appointing Director, excluding the right to appoint an Alternate Director.

19.7	The Chairman of the Board of Directors

(a)	Subject to the Companies Law, the Board of Directors may appoint a Chairman of the Board of Directors from amongst its members, by a resolution adopted by a Majority of votes.

(b)	The term of office of the Chairman of the Board shall be until the earlier of the termination of his tenure as a director and the adoption of a resolution as to the termination of his office as Chairman.

(c)	The Board of Directors may appoint a deputy and/or alternate Chairman of the Board of Directors.

(d)	The Chairman of the Board of Directors shall conduct the meetings of the Board of Directors and sign the minutes of the meeting. In the event that the Chairman of the Board of Directors is not present at a meeting of the Board of Directors or is unable to fulfill his position, his position will be filled by the Deputy Chairman of the Board of Directors (if a Deputy Chairman of the Board of Directors has been appointed), who shall then have the authority of the Chairman of the Board of Directors.

(e)	If both the Chairman of the Board of Directors and Deputy Chairman of the Board of Directors (if a Deputy Chairman of the Board of Directors has been appointed) are absent from a meeting of the Board of Directors, the Board of Directors shall appoint at the commencement of the meeting one of its members to chair the meeting and to sign the minutes of the meeting.

Neither the Chairman of the Board of Directors nor another Director appointed to chair a meeting of the Board of Directors, including the alternate or Deputy Chairman, shall have an additional or casting vote.

19.8	Meetings of the Board of Directors

(a)	Convening meetings of the Board of Directors and their location

(1)	The Board of Directors will convene meetings as dictated by the needs of the Company, and at least once every three (3) months.

(2)	Each meeting of the Board of Directors shall be held in the registered Office of the Company, unless the Board of Directors otherwise resolves. If a meeting of the Board of Directors shall take place outside of Israel, the Company will bear travel and other reasonable expenses of the Directors incurred due to their participation in the meeting.

(3)	The Chairman of the Board of Directors may convene a meeting of the Board of Directors at any time, subject to sub-Article (c) below.

(4)	The Chairman of the Board of Directors shall convene a meeting of the Board of Directors without delay, subject to sub-Article (c) (1) below, upon the demand of any two Directors, or if the Board of Directors has at such time five or fewer serving Directors – upon the demand of one Director.

(b)	The Agenda at Board Meetings

(1)	The Agenda of the meetings of the Board of Directors shall be specified by the Chairman of the Board of Directors and will include all of the following:

(a)	matters specified by the Chairman of the Board of Directors, if any;

(b)	any matter which a Director or the General Manager has requested that the Chairman of the Board of Directors include in the Agenda of that meeting, within a reasonable time prior to the scheduled meeting of the Board of Directors;

(c)	a matter for the discussion and/or resolution of which a Director has requested to convene a meeting of the Board of Directors;

(2)	The Agenda at a meeting of the Board of Directors which is to be convened, in accordance with the provisions of the Companies Law, by a Director and/or by the General Manager and/or by the Auditor, shall include those matters for discussion and/or resolution of which said meeting of the Board of Directors has been convened.

(c)	Notices of Meetings of the Board of Directors

(1)	Notice of the meeting of the Board of Directors shall be given to each Director orally or in writing, a reasonable time prior to the time of the meeting but not less than 48 hours prior to that meeting; provided, however, that in urgent cases, and with the approval of the majority of the members of the Board of Directors, the Board of Directors may convene without giving any prior notice.

(2)	The time and place at which the meeting will be convened will be specified in the notice in reasonable detail, in addition to the items on the agenda of said meeting.

(3)	Notice of the meeting of the Board of Directors shall be given to each Director at his last address provided by him to the Company.

(4)	At the meeting of the Board of Directors, only matters specified on the agenda will be discussed, unless all of the Directors are present at the meeting and have agreed to discuss a matter not on the Agenda.

(d)	Participation in meetings of the Board of Directors

(1)	Subject to the provisions of the Companies Law and these Articles, any Director and/or Alternate Director, as the case may be, may participate in the meetings of the Board of Directors.

(2)	The General Manager may participate in Meetings of the Board of Directors and so may an Officer or another person invited to participate by the Chairman of the Board of Directors, by a Director and/or by the Board of Directors.

(3)	Notwithstanding the above, the Board of Directors shall be entitled to prevent any person who is not a Director or an Alternate Director from being present at meetings of the Board of Directors.

(e)	Quorum

(1)	The quorum required to commence a meeting of the Board of Directors shall be a majority of the members of the Board of Directors then serving who are not prevented under the Companies Law from participating in the meeting, but in no event less than two Directors.

(2)	No discussion shall be held at a meeting of the Board of Directors unless at the beginning of the meeting a quorum is present.

(3)	If within one-half hour from the time set for commencing the meeting of the Board of Directors, a quorum is not present, the meeting will be adjourned to the following day at the same place and at the same time. If at such adjourned meeting of the Board of Directors a quorum is not present within a half an hour from the time set for commencing said adjourned meeting, the meeting may be held, and resolutions may be adopted, regardless of the number of participants.

(f)	Postponing a Meeting of the Board of Directors

(1)	At a meeting of the Board of Directors in which a quorum is present, the Board of Directors may resolve to adjourn the meeting to another time. At an adjourned meeting as aforesaid, only those items which were on the agenda for the original meeting but with respect to which no resolution was adopted, may be discussed.

(2)	If a meeting of the Board of Directors is adjourned, the Company shall notify all of those Directors who were not present at such meeting, of the postponement.

(3)	In the event that a meeting of the Board of Directors has been adjourned as aforesaid for more than 7 (seven) days, the Company will notify all of the Directors of the adjourned meeting.

(g)	Voting and the Adoption of Resolutions at Meetings of the Board of Directors

(1)	Each Director shall have 1 (one) vote.

(2)	Resolutions of the Board of Directors will be adopted by a Majority of all of the Directors voting with respect thereto.

(h)	Minutes of the Board of Directors

(1)	The Company shall prepare, at the responsibility of the Chairman of the Board of Directors, minutes of all of the procedures of the Board of Directors; these minutes shall be signed by the Chairman of the meeting.

(2)	Minutes approved and signed by the Chairman of the Board of Directors or by the Chairman of the meeting shall be prima facie proof of the contents thereof.

(i)	Holding Meetings of the Board of Directors by Telecommunications

(1)	The Board of Directors may hold meetings by any means of telecommunications, including video or telephone conference, provided that all of the Directors participating may hear each other simultaneously.

(2)	All participants in a meeting by telecommunications shall be deemed present at the meeting of the Board of Directors.

(j)	Adopting a Resolution of the Board of Directors without Meeting

(1)	The Board of Directors may adopt resolutions without convening a Meeting, providing that all of the Directors entitled to participate in and vote at the meeting have agreed thereto.

(2)	In the event a resolution has been adopted without convening as aforesaid, the Chairman of the Board of Directors, and if there is no Chairman, the Director who initiated the resolution, shall record the minutes of such resolution and affix thereto the signatures of all of the Directors. Those minutes shall be deemed to be minutes of the Meeting of the Board of Directors.

(k)	Validity Notwithstanding Defect

Subject to any applicable law, a resolution adopted by the Board of Directors shall be valid and have full force and effect notwithstanding any defect in the notice, convening, procedure or conduct of the meeting in which it was adopted.

19.9	Committees of the Board of Directors

(a)	The Board of Directors may establish committees and appoint members thereto from amongst the members of the Board of Directors (hereinafter: “Committees of the Board of Directors”).

(b)	Subject to the provisions of the Companies Law and these Articles, the Board of Directors may delegate its authority to Committees of the Board of Directors and determine the framework of the authority and the actions of the Committees of the Board of Directors.

(c)	A resolution adopted, or an action taken, by a Committee of the Board of Directors with respect to a matter which the Board of Directors has delegated to it, shall be deemed a resolution adopted or an action taken by the Board of Directors.

(d)	Committees of the Board of Directors shall report to the Board of Directors regarding their resolutions or recommendations requiring Board of Directors' approval, a reasonable time prior to the meeting of the Board of Directors in which they are brought for discussion and approval.

(e)	Subject to sub-Article 20.4 below, procedural provisions applying to the Board of Directors will also apply to Committees of the Board of Directors, mutatis mutandis.

(f)	Resolutions of the Committees of the Board of Directors, other than Audit Committee, shall be adopted by a Majority of the votes of the Directors participating in the vote.

(g)	Subject to sub-Article 20.4 below, minutes of the Committees of the Board of Directors shall be prepared, signed and kept in the same manner as minutes of the Board of Directors, mutatis mutandis.

(h)	Subject to the Companies Law, the Board of Directors may cancel a resolution of a Committee of the Board of Directors and may revoke the delegation of authority, in whole or in part, to Committees of the Board of Directors; provided that any cancellation or revocation as aforesaid will not derogate from a resolution upon which the Company has acted in connection with a third party who is not aware of its cancellation or revocation.

19.10	Miscellaneous

(a)	Actions taken by or pursuant to resolutions of the Board of Directors, by a Committee of the Board of Directors or by any person serving as a Director shall be valid and effective notwithstanding that it is subsequently discovered that there was a defect in the appointment of the Directors or the aforesaid Committee, or all or part of the Directors were unqualified, as if each of the Directors had been properly and legally appointed and all of them were qualified to serve as Directors, or as if the Committee had been appointed lawfully.

(b)	The General Meeting may approve any Action taken by the Board of Directors without authority or in excess of authority; and from the time of approval, such approved Action shall be deemed taken within the authority of the Board of Directors.

(c)	The Board of Directors may approve any Action within the scope of its authority, which was taken by a Committee of the Board of Directors without authority or in excess of authority; and from the time of approval, such approved Action shall be deemed taken within the authority of the Committee of the Board of Directors.

20.	Audit Committee

20.1	The Board of Directors shall appoint from amongst its members an Audit Committee of at least three members designated by the Board of Directors, in which most members shall be Independent Directors, as such term is defined in the Companies Law, and each of the External Directors shall be a member.

20.2	The chairman of the Audit Committee shall be an External Director.

20.3	Resolutions of the Audit Committee, shall be adopted by a Majority of the votes of the Directors participating in the vote, provided that such Majority shall consist of Independent Directors, out of which at least one director shall be an External Director.

20.4
The duties and authorities of the Audit Committee, shall be as provided by applicable law and/or applicable rules of any stock exchange on which the shares of the Company are traded.  ~~as well as p~~Procedural requirements applying to the Audit Committee~~,~~ shall be as provided in the Companies Law.

21.	The General Manager

21.1	The Company shall appoint one or more General Managers to the Company.

21.2	The General Manager will be appointed and/or dismissed by the Board of Directors. The terms of the General Manager’s employment shall be decided in accordance with the applicable procedure required under the Companies Law.

21.3	The General Manager shall be responsible for the general management of the Company’s affairs, within the framework of the policies set by the Board of Directors, and subject to the directives of the Board of Directors.

21.4	The General Manager shall have all management and executive authorities of the Company not assigned in these Articles or under the Companies Law to another organ of the Company.

21.5	The General Manager shall report to the Board of Directors.

21.6	The Board of Directors may direct the General Manager how to act in a given matter; and should the General Manager fail to execute such a directive, the Board of Directors may then exercise the authority required to implement the directive in his stead. Without derogating from the aforesaid, The Board of Directors may assume any authority otherwise given to the General Manager, for a specific purpose or for a specific period of time which shall not exceed the necessary period of time required under the circumstances.

21.7	In the event that the General Manager is unable to exercise his authority, the Board of Directors may appoint a Director to exercise such authority in his stead for as long as such exercise is necessary under the circumstances.

22.	Internal Auditor

22.1	The Board of Directors shall appoint an Internal Auditor, upon the recommendation of the Audit Committee.

22.2	The Internal Auditor shall report to the Chairman of the Board of Directors.

22.3	The duties and authorities of the Internal Auditor shall be as provided in the Companies Law.

23.	Auditor

23.1	Appointment of an Auditor

(a)	The Company will appoint a certified accountant to be an Auditor. The Company may appoint several Auditors to conduct the audit jointly.

(b)	An Auditor will be appointed at each Annual Meeting and will serve in his position until the end of the following Annual Meeting, or until a later time determined by the General Meeting, provided that an Auditor shall serve no longer than until the end of the third Annual Meeting after the Annual Meeting in which he was appointed. An Auditor who has completed a period of appointment as aforesaid may be reappointed.

(c)	In the event the position of Auditor has become vacant and the Company does not have an additional Auditor, the Board of Directors shall convene a Special Meeting as soon as possible to appoint an Auditor.

(d)
The position, authorities and duties of the Auditor shall be as provided in the Companies Law. The Audit Committee of the Company shall have the authority to recommend to the Board of Directors with respect to the remuneration of the Auditor for   ~~the auditing~~his services, as well as to supervise the Auditor's work and remuneration.

24.	Secretary

24.1	The Board of Directors may appoint a Secretary to the Company, may dismiss the Secretary and appoint another in his stead, and may determine the remuneration and terms of service thereof.

24.2	The Secretary will prepare and conduct the minutes, documents, books of records, registers and reports which the Company must maintain and/or safe keep and/or submit to the Registrar of Companies or any other authority, and will fulfill the duties assigned to him by the Board of Directors. The Secretary of the Company may sign on behalf of the Company documents and reports to be submitted to the Registrar of Companies.

25.	Rights Of Signature And Stamp Of The Company

25.1	The Board of Directors will determine the stamp and/or seal of the Company.

25.2	The Board of Directors will designate the persons authorized to sign on behalf of the Company and the form of signature.

25.3	Without derogating from the aforesaid, documents and/or reports or notices to the Registrar of Companies may also be signed by the Secretary.

26.	Financial Reports

26.1	The Company will keep books of account and will prepare Financial Reports as required under any applicable law.

26.2	The Audited Financial Reports will be approved by the Board of Directors as provided under any applicable law.

27.	Dividends And Bonus Shares

27.1	General

(a)	A Shareholder shall be entitled to receive only such dividends and/or bonus shares as the Company may resolve to distribute, if any.

(b)	The distribution of dividends and the issuance of bonus shares shall be within the authority of the Board of Directors.

(c)	The Shareholders entitled to a dividend and/or bonus shares, as the case may be, shall be those Shareholders who are Shareholders at the time of the adoption of the resolution to distribute such dividend or bonus shares, or at such later date as may be provided in such resolution (hereinafter: the “Ex-dividend Date”).

(d)	Dividends and/or bonus shares distributed by the Company will be distributed pro rata to the par value of each share.

(e)	Notwithstanding the aforesaid, in the event that the Company has shares with different rights, dividends and/or bonus shares distributed by the Company will be distributed in accordance with the rights attached to its shares with respect to dividend and/or bonus shares.

(f)	In the event that a Shareholder has not rendered payment to the Company in full of the consideration then due to the Company for the Shares issued to him, he will be entitled to a dividend and/or bonus shares with respect only to a number of shares proportionate to the amount paid or credited as of the Ex-Dividend Date, pro rata temporis, on account of the consideration then due.

27.2	Distribution of Dividends

(a)	The Company may distribute dividends subject to and in accordance with the provisions of the Companies Law.

(b)	Where a share with respect to which a dividend is to be distributed is jointly owned, any dividend distributed by the Company with respect to such jointly-owned share will be paid to that joint owner whose name appears first in the Share Registry.

27.3	Distribution of Bonus Shares

(a)	Subject to the provisions of the Companies Law, the Board of Directors may issue bonus shares.

(b)	In the event that bonus shares are distributed, the Company shall convert to share capital, by resolution of the Board of Directors, a portion of its profits and/or premium paid to it on shares and/or from any other source included in its equity in accordance with the latest Financial Statements, an amount equal to the par value of the Bonus Shares.

(c)	As part of any resolution with respect to the distribution of Bonus Shares, the Board of Directors will empower a person to sign the allotment agreement of Bonus Shares on behalf of the Shareholders.

28.	The Office

28.1	The Company shall maintain a registered office in Israel, to which any notice to the Company may be submitted (hereinafter: the “Office”).

28.2	Subject to Article 28.1 above, the Company may change the address of the Office, as may be determined from time to time by the Board of Directors.

29.	The Shareholders Register

29.1	The Company will maintain a Shareholders Register and a Material Shareholders Register in accordance with the Companies Law.

29.2	The Shareholders Register will be prima facie proof of the content thereof in the case of any conflict between the content of the Shareholders Register and that of any Share Certificate.

29.3	All reports received by the Company under the Securities Law with respect to the shareholdings of Material Shareholders will be kept in the Material Shareholders Register.

29.4	Modifying and Amending the Shareholders Register

The Company shall change the registration of ownership of shares in the Shareholders Register and, where applicable, in the Material Shareholders Register, in any of the following cases:

(a)	The Company has received a Share Transfer Deed in accordance with Article 16 hereinabove, and the Board of Directors has not declined to transfer the shares.

(b)	It has been proven to the Company that the conditions for transferring the shares have been fulfilled.

(c)	The Board of Directors is convinced that there is an error in the content of the Shareholders Register.

(d)	Any other circumstances constituting sufficient cause, in accordance with these Articles or the Companies Law, to record a change in the Shareholders Register, including assignment of the shares by operation of law.

(e)	The Company has received a court order to change the Shareholders Register.

29.6	Additional Shareholders Register outside Israel

The Company may maintain an additional Shareholders Register outside of Israel, in which case the Company shall record in its primary Shareholders’ Register the number of shares recorded in the aforesaid additional Shareholders Register and, if such shares are numbered, the serial numbers of those shares recorded in said additional Shareholders Register. Other procedures regarding said additional Shareholders Register shall be determined by the Board of Directors, to the extent they are not set forth in the Regulations.

29.7	Inspecting the Shareholders Register

The Shareholders Register and the Material Shareholders Register shall be open for inspection by any person.

30.	Directors Register

The Company will maintain a Directors Register, which shall contain a listing of the names and addresses of the Directors of the Company and their Alternates, in accordance with the Companies Law.

31.	Encumbrances Register

31.1	The Company will maintain an Encumbrances Register which will include:

(a)	Encumbrances placed upon specific assets of the Company.

(b)	Floating charges on the Company’s enterprise and property.

31.2	The Encumbrances Register will be kept at the Office, together with copies of any documents creating or placing an encumbrance.

31.3	The Encumbrances Register, together with copies of the documents set forth in Article 31.2 above, will be open for inspection, free of charge, by any Shareholder or creditor of the Company.

31.4	The Encumbrances Register will be open for inspection by any person other than a Shareholder of creditor of the Company, for a fee in such amount as may be determined by the Company from time to time, provided however that the amount of such fee shall not exceed the maximum amount specified in the Regulations..

32.	The Register Of Secured Debenture Holders

32.1	The Company will maintain a Register of Secured Debenture Holders, in which the name of each Secured Debenture Holder, the amount of any Debenture, the interest thereupon, the date of payment thereof and the encumbrance given as security for the Debenture, will be entered.

32.2	The Debenture Holders Register will be maintained in the Office, together with a copy of a Debenture from each Series of Debentures issued by the Company.

32.3	The Debenture Holders Register and copies of Debentures as provided in 32.2 above will be open for inspection by Shareholders and Debenture Holders; provided, however, that the Board of Directors may resolve to close same for a period or periods of time not exceeding, in the aggregate, 30 (thirty) days in each calendar year.

33.	Notices

33.1	Notices to shareholders and other documents delivered to the Shareholders registered in the Shareholders Register (hereinafter: “Notices”) shall be delivered to such Shareholders personally, by mail or facsimile transmission, or by electronic mail, to the address recorded in the Shareholders Register.

33.2	A Notice delivered personally shall be deemed received by the Shareholder upon its delivery. A Notice sent by facsimile transmission or by electronic mail shall be deemed received by the Shareholder on the business day following the day on which it was sent. A Notice sent by mail shall be deemed received by a Shareholder whose address is in Israel 72 hours after its delivery or, if the address of a Shareholder is outside of Israel, within 120 hours after the Notice is delivered to a post office in Israel.

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOVEMBER 3, 2016

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 a.m., on Thursday, November 3, 2016 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTIONS ARE MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

November 3, 2016

Please date, sign and mail your proxy card in the envelope provided as soon as possible
_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1-5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
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1.	Re-Election of Directors	FOR	AGAINST	ABSTAIN
1.1.	Rafi Amit	☐	☐	☐
1.2.	Yotam Stern	☐	☐	☐
1.3.	Eran Bendoly	☐	☐	☐

2.	Authorization of the Chairman of the Board of Directors of the Company, Mr. Rafi Amit, to continue to assume the responsibilities of the Company's Chief Executive Officer;	☐	☐	☐

PLEASE NOTE: with respect to Item 2, please indicate, by checking the box at right, that you are NOT a controlling shareholder and that you do NOT have a personal interest in this resolution (see explanations below).

☐
3.	Approval of amendments to the Company's Compensation Policy;	☐	☐	☐

PLEASE NOTE: with respect to Item 3, please indicate, by checking the box at right, that you are NOT a controlling shareholder and that you do NOT have a personal interest in this resolution (see explanations below).
☐

4.	Approval of amendments to the Company's Articles of Association;	☐	☐	☐

5.
Re-appointment of Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2017 annual general meeting of shareholders. and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.
		☐	☐	☐

EXPLANATIONS TO ITEMS 2 AND 3: IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTIONS UNDER ITEMS 2 AND 3, AND THEREFORE YOU PROBABLY NEED TO CHECK THE BOXES. YOU SHOULD AVOID CHECKING THE BOXES ONLY IN CASE YOU HOLD THE POWER TO DIRECT THE ACTIVITIES OF THE COMPANY, OTHER THAN BY REASON OF BEING A DIRECTOR OR OTHER OFFICE HOLDER OF THE COMPANY ("CONTROLLING SHARHOLDER") OR IF YOU, YOUR RELATIVE OR A COMPANY, OTHER THAN CAMTEK, THAT IS AFFILIATED WITH YOU OR YOUR RELATIVE, ARE DOING BUSINESS WITH OR HAVE A FAMILY RELATIONSHIP WITH ANY OF OUR OFFICE HOLDERS ("PERSONAL INTEREST"). YOU DO NOT HAVE PERSONAL INETEREST JUST BECAUSE YOU OWN CAMTEK SHARES. IF YOU DO NOT CHECK THE BOXES YOUR VOTE WILL BE CLASSIFIED AS A VOTE SUBJECT TO PERSONAL INTEREST WITH RESPECT TO ITEMS 2 AND 3 AND THEREFORE WILL NOT BE COUNTED AS PART OF THE NON-INTERESTED VOTES.

IF YOU THINK THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, PLEASE CONTACT THE COMPANY'S CHIEF FINANCIAL OFFICER, AT +972-4-604-8100 OR VIA EMAIL AT MOSHEE@CAMTEK.CO.IL.

To change the address on your account, please check the box at right and indicate your new address in the address space above.          ☐

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder __________________________________ Date ________________

Signature of Shareholder __________________________________ Date ________________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.